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UNIT
SECURITIES AND E.
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

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ANNUAL AUD..ED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-33137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 SOUTH 7TH STREET #2400
(No. and Street)

MINNEAPOLIS (City) MN (State) 55415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/2/2010

OATH OR AFFIRMATION

I, LINDA INGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS INVESTMENTS, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE K. OLSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS INVESTMENTS, INC.
MINNEAPOLIS, MINNESOTA

FINANCIAL STATEMENTS AND
AUDITORS REPORT
December 31, 2009

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aegis Investments, Inc., as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 24, 2010

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 61,324	$ 65,548
Accounts receivable (Note 1)	8,751	9,854
Marketable securities (Note 5)	23,298	22,477
	93,373	97,879
PROPERTY AND EQUIPMENT (NOTE 1)		
Office equipment	13,583	13,583
Less: accumulated depreciation	(12,717)	(12,717)
	866	866
Total Assets	$ 94,239	$ 98,745
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued commissions payable	$ 9,016	$ 9,254
Accounts payable	4,000	14,000
Income taxes payable	209	483
	13,225	23,737
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000	12,000
Retained earnings	72,528	72,209
Accumulated other comprehensive income (loss)	(3,514)	(9,201)
	81,014	75,008
Total Liabilities and Stockholders' Equity	$ 94,239	$ 98,745

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES	$207,734	$244,999
EXPENSES		
Commissions	131,833	162,769
Rent	28,343	23,403
Telephone	4,046	4,737
Professional fees	2,600	3,215
Licenses and fees	5,701	6,083
Office expense	940	2,260
Outside services	31,650	38,400
Postage and delivery	437	838
Depreciation		534
Quotes and cable	199	
Miscellaneous	1,161	2,608
Insurance	1,165	1,156
Dues and subscriptions	904	531
Total Expenses	208,979	246,534
(Loss) From Operations	(1,245)	(1,535)
OTHER INCOME		
Investment income	1,773	2,145
Net Income Before Provision For Income Taxes	528	610
INCOME TAX EXPENSE (Note 4)	209	483
Net Income	$ 319	$ 127
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on marketable securities	$ 5,687	$ (9,201)
COMPREHENSIVE INCOME (LOSS)	$ 6,006	$ (9,074)
Income per common share based on the weighted average of 2,200 common shares outstanding during the year (Note 2)	$ 0.15	$ 0.06

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock		Retained	Other Comprehensive	
	Shares	Amount	Earnings	Loss	Total
Balance at January 1, 2008	2,200	$ 12,000	$ 72,082	$ -	$ 84,082
Unrealized loss on investments				(9,201)	(9,201)
Net income			127		127
Balance at December 31, 2008	2,200	12,000	72,209	(9,201)	75,008
Unrealized loss on investments				5,687	5,687
Net income			319		319
Balance at December 31, 2009	2,200	$ 12,000	$ 72,528	$ (3,514)	$ 81,014

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 319	$ 127
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		534
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	1,103	7,137
Increase (Decrease) in:		
Accrued commissions payable	(238)	(6,256)
Accounts payable	(10,000)	(20,649)
Income taxes payable	(274)	(705)
Net Cash Flows from Operating Activities	(9,090)	(19,812)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchase) sale of marketable securities	4,866	(4,872)
Net Cash Flows from Investing Activities	4,866	(4,872)
Net (Decrease) in Cash	(4,224)	(24,684)
Cash at Beginning of Year	65,548	90,232
Cash at End of Year	$ 61,324	$ 65,548
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ 483	$ 1,188
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Aegis Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company is a securities broker dealer.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2009 and 2008, were 2,200 common shares.

Note 3. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2008 and terminates on August 31, 2013. The Company has the option to terminate the lease on August 31, 2011, by delivering written notice along with a termination fee equal to six months of rent to the landlord by February 28, 2011. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2010	$32,854
December 31, 2011	33,373
December 31, 2012	33,892
December 31, 2013	22,825

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $9,320 during 2009 and $11,408 during 2008. The subleases are cancelable by either party.

Note 4. Income Taxes

The income tax expense of the company consists of the following:

	2009	2008
Federal tax at statutory rate (15%)	$ 57	$ 292
State tax cost, net of Federal benefit	152	191
Total provision for income taxes	$ 209	$ 483

Note 5. Marketable Securities

The Company has the following marketable securities which are classified as available for sale. The cost and market value of the securities at December 31, 2009 was as follows:

Security	Cost	Market
Travelers PPTY Cas Corp	$ 54	$ 50
Provident Energy Trust	2,000	1,344
Hilton Hotels Preferred Senior Bond 8%	9,932	6,300
Minnesota State Housing Fin Agy	14,827	15,605

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick)
Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson
Ehresmann
CPA

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 24, 2010

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

AEGIS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2009

NET CAPITAL		
Stockholders' Equity	$ 81,014	
Additions:		
Subordinated loans		
		$ 81,014
Deductions:		
Non-allowable items:		
Non-allowable accounts receivable	2,998	
Property and equipment net of accumulated depreciation	866	
		3,864
Net Capital Before Haircuts on Securities Positions		77,150
Haircuts on Securities - not already deducted		1,636
Net Capital		$ 75,514
BASIC CAPITAL REQUIREMENT		
Net capital		$ 75,514
Minimum net capital required		5,000
Excess Net Capital		$ 70,514
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 4,209
Accrued commissions		9,016
		$ 13,225
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.5%
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 84,357
Haircuts on Securities not deducted on FOCUS		(1,636)
Unallowable receivables not deducted on FOCUS		(2,998)
Audit adjustments made for the following:		
Accrue additional payables		(4,000)
Accrue for income taxes payable		(209)
Adjusted Net Capital		$ 75,514

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2009

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2009

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2009.